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                                                                    EXHIBIT 99.3

CONFIDENTIAL

November 2, 2000

Mr. Donald DeFosset, Jr.
1193 Copperwood Drive
Bloomfield Hills, Michigan 48302

    Dear Don,

    We are delighted to offer you the position of President and Chief Executive Officer of Walter Industries, Inc. The terms of your employment will be as follows:

        1. As President and Chief Executive Officer of the Company and a member of the Board of Directors, you will report to the Board of Directors, acting in accordance with the Company's articles, bylaws and resolutions enacted by or policies established by the Board of Directors. You will provide regular reports to the Board on financial performance, strategic direction, management development, business plans, and such other matters as are customarily reviewed by or as may be required by the Board of Directors. You will also cooperate with the Chairman of the Board in carrying out his responsibilities. It is the present intention of the Board of Directors to add the title of Chairman of the Board to your responsibilities not later than January 1, 2002; however, that decision will rest with the Board of Directors.

        2. You and your spouse will relocate to the Tampa area as quickly as practicable, but in no event later than 150 days following your acceptance of this offer.

        3.  Your employment will commence as of November 2, 2000

        4.  Your compensation package will be as follows:

           a)  Your base salary will be $650,000 per year.

           b) Your annual target bonus level will be 100% of base pay. The amount of your bonus will fluctuate based upon actual performance under the company's bonus plan as in effect from time to time.

           c) You will receive a car allowance of $2,000 per month, subject to usual withholding taxes.

           d) You will be awarded a non-qualified option to purchase 500,000 shares of Walter Industries, Inc. common stock at the average of the high and low price on the New York Stock Exchange on November 2, 2000. These options will vest at the rate of 20% per year over a five-year period and will be subject to the terms of the Company's Stock Option Plan and your individual agreement.

           e)  You will receive the following additional benefits:

               - Reimbursement for all reasonable and customary business-related travel and entertainment expenses, in accordance with the terms of the policy generally applicable to the executives in the location in which you are primarily based, as it may change from time to time.

               - Participation in the group life and health insurance benefit programs, generally applicable to Executives employed in the location in which you are primarily based, in accordance with their terms, as they may change from time to time.

               - Participation in the Profit-sharing Plan, generally applicable to salaried employees in the location in which you are primarily based, as it may change from time to time and in accordance with its terms.
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               - Participation in the ESPP Plan, generally applicable to
                 salaried employees in the location in which you are primarily based, as it may change from time to time and in accordance with its terms.

               - Eligibility for 4 weeks of annual vacation to be used each year.

               - The Company will pay the dues for your membership in a country club and luncheon club in the Tampa area, for financial and tax planning services and for an annual executive physical.

               - The Company will reimburse you for all out of pocket costs of your relocation to the Tampa area, including moving of household effects, temporary living expenses for up to 90 days, reasonable house hunting expenses for you and your spouse, transportation of your family to Tampa, closing costs on the sale of your home in Michigan and the purchase of another home in the Tampa area, and if you choose within 60 days of accepting this offer of employment, use of the Company's third party relocation service to sell your home in Michigan. You will also receive $10,000 to cover miscellaneous expenses incurred in your move. In addition, you will be "grossed up" for such expenses to the extent they exceed allowable limits under Internal Revenue Service regulations.

        5. In the event of your involuntary termination, other than for "cause", or your resignation following a significant diminution in pay or responsibilities, you will be eligible for the following severance benefits:

           a) Should your termination occur prior to December 31, 2001, twelve months of base salary continuation at the rate in effect at the date of termination, plus a pro rata bonus for the portion of the fiscal year actually worked, plus twelve months of additional bonus, with the bonus computed in accordance with plan terms at the date of termination.

           b) Should your termination occur after December 31, 2001, twenty four months of base salary continuation at the rate in effect at the date of termination, plus a pro rata bonus for the portion of the year actually worked, plus twelve months of additional bonus, with the bonus amounts computed in accordance with the plan terms at the date of termination.

           c) Continuing fringe benefits for the duration of your base salary payments (either 12 or 24 months) and participation in the Company's group life and health programs to the extent such plans permit continuing participation. In any event, health and life insurance will continue for the period of your contractual severance, and the COBRA election period will not commence until the expiration of that period.

        6. You agree that all inventions, improvements, trade secrets, reports, manuals, computer programs, systems, tapes and other ideas and materials developed or invented by you during the period of your employment with
    Walter Industries, either solely or in collaboration with others, which relate to the actual or anticipated business or research of the Company, which result from or are suggested by any work you may do for the Company, or which result from use of the Company's premises or the Company's or its customers' property (collectively, the "Developments") shall be the sole and exclusive property of the Company. You hereby assign to the Company your entire right and interest it any such Development, and will hereafter execute any documents in connection therewith that the company may reasonably request. This section does not apply to any inventions that you made prior to your employment by the Company, or to any inventions that you develop entirely on your own time without using any of the Company's equipment, supplies, facilities or the Company's or its customers' confidential information and which do not relate to the Company's business, anticipated research and development, or the work you have performed for the Company.
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        7.  As an inducement to Walter Industries to make this offer to you, you represent and warrant that you are not a party to any agreement or obligation for personal services, and that there exists no impediment or restraint, contractual or otherwise on your power, right or ability to accept this offer and to perform the duties and obligations specified herein.

        8. You acknowledge and agree that you will respect and safeguard Walter Industries property, trade secrets and confidential information. You acknowledge that the Company's electronic communication systems (such as email and voicemail) are maintained to assist in the conduct of the Company's business and that such systems and data exchanged or stored thereon are Company property. In the event that you leave the employ of the Company, you will not disclose any trade secrets or confidential information you acquired while an employee of the Company to any other person or entity, including, without limitation, a subsequent employer, or use such information in any manner.

        9.  Definitions

           (a) "Cause" shall mean your (i) conviction or guilty plea of a felony involving fraud or dishonesty, (ii) theft or embezzlement of property from the company (iii) willful and continued refusal to perform the duties of your position (other than any such failure resulting from your incapacity due to physical or mental illness) or (iv) fraudulent preparation of financial information of the Company.

           (b) For purposes of this agreement, a significant diminution in pay or responsibilities shall not have occurred if the amount of your bonus fluctuates due to performance considerations under the company's bonus plan in effect from time to time.

        10. It is agreed and understood that this offer letter, if and when accepted, shall constitute our entire agreement with respect to the subject matter hereof and shall supersede all prior agreements, discussions, understandings and proposals (written or oral) relating to your employment with the Company.

    Don, let us assure you that the entire Board of Directors is delighted at the prospects of your joining Walter Industries, Inc. and we look forward to working with you. If you are in agreement, please sign and return one copy of this letter, and retain one for your records.

Very truly yours,

Donald N. Boyce
Interim Chairman, President and Chief Executive Officer

Agreed and Accepted

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Donald DeFosset, Jr.

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Date